[AFFINIA LETTERHEAD]
1101 Technology Drive, Suite 100
Ann Arbor, MI 48108

VIA EDGAR

November 1, 2005

Re:	Affinia Group Intermediate Holdings Inc. Item 4.01 Form 8-K Filed October 5, 2005 File No. 333-128166-10

Beverly A. Singleton
Division of Corporate Finance, Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Ms. Singleton:

By letter dated October 25, 2005, we were provided with comments from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in regard to the Current Report on Form 8-K (the "Form 8-K") filed by Affinia Group Intermediate Holdings Inc. (the "Company") with the Commission on October 5, 2005. The purpose of this letter is to respond to the comments to the Company's Form 8-K that you provided in your letter. For ease of reference, we have reproduced your comments, followed by the Company's response. For the purposes of this letter, the financial statements referred to as the Successor financial statements include the consolidated financial statements of the Company and its subsidiaries, and the financial statements referred to as the Predecessor financial statements include historical combined financial data for the years ended December 31, 2002 and 2003 and for the period from January 1, 2004 to November 30, 2004 for the automotive aftermarket business of Dana Corporation ("Dana") acquired by Affinia Group Inc. ("Affinia") on November 30, 2004 (the "Acquisition").

Item 4.01 of Form 8-K

Reportable Condition: Material Weaknesses in Internal Controls

1.	See the paragraphs discussion regarding the disclosure of the material weaknesses. Please provide us with a copy of any letters or written communication to and from the former accountants, PricewaterhouseCoopers LLP, the management, the Board of Directors or the audit committee regarding the material weaknesses in your internal controls.

Aside from the Letter from PricewaterhouseCoopers LLP dated October 5, 2005 filed as Exhibit 16.1 to the Company's Form 8-K, no other letters or written communication to and from the Company's former accountants, PricewaterhouseCoopers LLP, the management, the Board of Directors or the audit committee regarding the material weaknesses in the Company's internal controls exist.

2.	In detail, describe for us the nature of each of the four material weaknesses in internal controls cited by the former auditors and the amounts involved, if any. Also, tell us in what period the reportable event occurred and whether or not you restated (or intend to restate) any prior period for any adjustment resulting from the reportable event; and if not, why not. Tell us in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct each reportable event.

The nature of each of the four material weaknesses in the Company's internal controls, all of which were identified by management and discussed in the Company's Form 8-K, are as follows:

(1)	As of December 31, 2004, March 31, 2005 and June 30, 2005, we did not have effective controls over the recording of purchase accounting and we did not have adequate resources to allow sufficient time for review and supervision over the application of generally accepted accounting principles in connection with the initial recording of purchase accounting entries, which failed to identify adjustments needed to record the purchase accounting entries related to the Acquisition. This control deficiency resulted in misstatements to our financial statements, requiring the restatements to our audited consolidated financial statements as of December 31, 2004 and our unaudited interim consolidated financial statements as of March 31, 2005, as well as adjustments to the unaudited interim consolidated financial statements as of June 30, 2005. In connection with these restatements, we adjusted various opening balance sheet accounts with offsetting entries to goodwill and intangible assets and, in the statement of cash flows, the capital contribution and proceeds from long-term debt. These adjustments, which did not have a material income statement impact, were described in Note 2 to the audited consolidated financial statements as of December 31, 2004 and Note 2 to the unaudited interim consolidated financial statements as of June 30, 2005 in the Registration Statement on Form S-4 (the "Registration Statement") filed by Affinia and the Company with the Commission on September 8, 2005 (Registration No. 333-128166).

The amounts involved were as follows.

•	The initial purchase price allocation for inventory, as of December 1, 2004, was understated by $9 million. As a result of a duplicate entry to reduce inventory by $9 million that was recorded by both the Company and Dana in the closing balance sheet, we determined that inventory should be increased by $9 million, with a corresponding decrease to goodwill. There was no income statement impact as a result of this adjustment.

•	The initial purchase price allocation for the allowance for doubtful accounts as of December 1, 2004, was overstated by $6 million. Historically, Dana made adjustments on a consolidated basis to the allowance for doubtful accounts which should have been made by the Company in the opening balance sheet. We determined that the allowance for doubtful accounts should be reduced by $6 million, with a corresponding decrease to goodwill. There was no income statement impact as a result of this adjustment.

•	The initial purchase price allocation for trade accounts payable, as of December 1, 2004, was overstated by $4 million due to classification of an intercompany payable to the Predecessor as a trade accounts payable, which is no longer payable as a result of the Acquisition. We determined that trade accounts payable should be reduced by $4 million, with a corresponding decrease to goodwill. There was no income statement impact as a result of this adjustment.

•	The initial purchase price allocation for cash discounts reserve was understated by $4 million as of December 31, 2004. The restatement of the Predecessor financial statements for the years ended December 31, 2002 and 2003 and the eleven month period ended November 30, 2004 to record a cash discount reserve required under generally accepted accounting principles did not result in a material change to the financial statements of any year. The Predecessor did not reserve for cash discounts, which required the restatement of the Predecessor's financial statements and the opening cash discount reserve. We increased the reserve for cash discounts in the Successor period by $4 million with a corresponding increase in goodwill. There was no income statement impact as a result of this adjustment.

•	Effective with the Acquisition, the Company's direct parent Affinia Group Holdings

Inc., issued a note with a face value of $74.5 million, and an estimated fair value, upon issuance, of $50 million. The value of the assets contributed by Affinia Group Holdings Inc. to the Company represented by this note were initially recorded at $74.5 million. We have determined that the value received by the Company as a result of the contribution by Affinia Group Holdings Inc. should have been recorded at the fair value of the note, $50 million. As a result of this $24.5 million adjustment, the Company reduced its remaining $15 million of goodwill to zero and reduced intangibles on a pro rata basis for the remaining $9.5 million with a corresponding reduction in contributed equity. Based on an analysis performed by management, which included evaluating the carrying costs of fixed assets compared to a recent valuation study, all of the remaining $9.5 million was allocated to intangibles with no reduction to fixed assets. There was no material income statement impact as a result of this adjustment.

•	On April 29, 2005, the Company paid Dana $15 million to settle the working capital adjustments in connection with the Acquisition. This amount was known subsequent to December 31, 2004 but prior to the release of the December 31, 2004 financial statements and has been capitalized as goodwill effective December 1, 2004. There was no income statement impact as a result of this adjustment.

•	We have determined that certain non current deferred tax assets were improperly classified as current within the balance sheet at December 31, 2004 and accordingly, the balance sheet was adjusted to reflect the appropriate classification. There was no income statement impact as a result of this adjustment.

In addition to the above, the Predecessor's balance sheet at December 31, 2003, and the related statements of income and cash flows for the period from January 1, 2004 through November 30, 2004 and for the years ended December 31, 2003 and 2002 were restated. The balance sheet was restated to properly record $5 million of cash discounts not previously recorded. This resulted in an opening balance sheet adjustment, as of January 1, 2000, that reduced trade accounts receivables by $5 million with an additional $2 million to deferred taxes and $3 million to opening equity. The originally reported sales and net income for the period January 1, 2004 through November 30, 2004 have been increased by $1 million each as a result of this restatement for the Predecessor's accounting for cash discounts. This $1 million resulted from a change in the required reserve at November 30, 2004. There was no material income statement impact for any other periods presented.

(2)	As of December 31, 2004, March 31, 2005 and June 30, 2005, we did not maintain effective controls over the recording and review of our disclosures in our subsidiary guarantors and non-guarantors notes to our financial statements to ensure the disclosures were presented as required by Rule 3-10 of Regulation S-X. This control deficiency resulted in the misstatement of our disclosures and the restatement of the subsidiary guarantors and non-guarantors note to our December 31, 2004 audited financial statements and to our March 31, 2005 unaudited interim consolidated financial statements, as well as adjustments to the subsidiary guarantors and non-guarantors note to the unaudited interim consolidated financial statements as of June 30, 2005. There was no income statement impact to the consolidated December 31, 2004 audited financial statements nor to the March 31, 2005 unaudited interim consolidated financial statements as a result of restating these disclosures. The amounts involved with respect to these restatements were detailed in the restated note which appeared in the Company's December 31, 2004 restated financial statements included in the Company's Registration Statement and which is reproduced herein as Exhibit A. The March 31, 2005 and June 30, 2005 financial statements contained no further adjustments.

(3)	In March 2005, the Company completed the legal sale of its subsidiary, Beck/Arnley Worldparts Corp. ("Beck/Arnley") to Heritage Equity Group Inc., pursuant to a stock purchase agreement. The purchase price for the stock of Beck/Arnley was $5 million to be paid starting in the first quarter of 2006 based on a percentage of Beck/Arnley sales. Affinia also provided additional liquidity through a $3 million five year term loan. In addition, the stock purchase agreement provided that all of the cash at Beck/Arnley, with the exception of $2 million, be retained by the Company. In connection with the transaction, Affinia recognized an after-tax loss on the sale of $15 million. Due to the Company's $3 million working capital loan to Beck/Arnley and the contingent consideration, the transaction did not qualify as a sale under accounting rules and could not be presented as a discontinued operation.

As of December 31, 2004, March 31, 2005 and June 30, 2005, we did not have effective controls over the recording and reporting of non-routine, complex transactions and did not have adequate resources to allow sufficient time for review and supervision over reporting of non-routine, complex transactions in accordance with generally accepted accounting principles. In our March 31, 2005 unaudited interim consolidated financial statements we classified and reported the operating results of Beck/Arnley and the loss on disposition of Beck/Arnley as discontinued operations. We restated our March 31, 2005 unaudited interim consolidated financial statements to classify the loss on disposition of Beck/Arnley in continuing operations, as well as recorded an adjustment to the unaudited interim consolidated financial statements as of June 30, 2005, because we determined that the transaction should not have been presented as a discontinued operation due to the working capital loan and the contingent consideration received for the sale.

(4)	As of December 31, 2004 and March 31, 2005, we did not maintain effective control over reconciliation and adjustment of our inter-company accounts. More specifically, subsequent to the issuance of the quarterly financial statements for March 31, 2005, we identified a control deficiency in the operation of our internal controls and procedures related specifically to our failure to properly reconcile and adjust intercompany account balances relating to the March 31, 2005 Beck/Arnley disposition prior to the preparation of the Company's unaudited interim consolidated financial statements as of March 31, 2005. This control deficiency resulted in misstatements to our loss on the disposition of Beck/Arnley and accounts receivable in an amount equal to $2 million (net of tax), which required restatement of our March 31, 2005 unaudited interim consolidated financial statements, as well as adjustments to our unaudited interim consolidated financial statements as of June 30, 2005.

As discussed above, these four control deficiencies resulted in either the restatement of the Company's audited financial statements as of December 31, 2004 and/or the Company's unaudited financial statements as of March 31, 2005 and/or adjustments to the unaudited interim consolidated financial statements as of June 30, 2005. The restatement of the Predecessor financial statements for the years ended December 31, 2002 and 2003 and the eleven month period ended November 30, 2004 to record a cash discount reserve required under generally accepted accounting principles did not result in a material change to the financial statements of any year. Otherwise, we have not restated and do not currently intend to restate any prior periods.

We have taken several steps in order to correct each reportable event. In order to respond to the different corporate financial staffing demands brought about by our separation from Dana and in connection with our development as a newly separate, stand-alone entity, our management significantly increased the corporate office financial staff from three former Dana employees to a staff of twenty-three persons as of October 31, 2005. We plan to hire two additional junior professional accountants to complete our staffing requirements. With respect to the control deficiency with regard to the reconciliation and adjustment of our inter-company accounts, we adopted a detailed work plan to ensure that inter-company accounts were reconciled and adjusted on a timely basis. Also, we dedicated additional corporate financial staff to the process of reconciling the inter-company accounts. We have completed the process to verify the adequacy of the measures taken and to ensure that these measures have addressed this control deficiency with regard to our inter-company accounts.

In addition, we are in the process of developing a plan to remediate the other material weaknesses in our internal control over financial reporting discussed above. Several elements of our plan can only be accomplished over time.

To achieve compliance with Section 404 of the Sarbanes-Oxley Act of 2002 prior to December 31, 2007, we are also in the process of performing the system and process evaluation, testing and remediation, if any, required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

3.	Please provide us with a schedule of your fiscal year end December 31, 2004 fourth quarter adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income (loss). Also, tell us if any of the adjustments relate to a prior period. Explain in detail why you believe the timing of each adjustment is appropriate.

The following tables set forth the effects of the restatement adjustments discussed above on the Predecessor's combined financial statements and the Successor's consolidated financial statements each for the year ended December 31, 2004. Each of these adjustments and the reasons therefore are set forth above in response to Question 2. The impact on pre-tax net loss for each adjustment is also described above in response to Question 2, as are the reasons regarding the timing of the adjustments. In all cases there was no impact on the statement of income, except as indicated under income before income tax provision in the table below, which increased by $1 million. Aside from those adjustments set out in the tables below, which are all described in response to Question 2 above, there were no other adjustments to the financial statements during the year ended December 31, 2004.

Predecessor Combined Statement of Income

	January 1, 2004 through November 30, 2004
	As Originally Reported	As Restated
Net sales	$1,949	$1,950
Gross profit	278	279
Operating profit	115	116
Income before income tax provision	46	47
Income tax provision	19	19
Net income	27	28

Successor Consolidated Balance Sheet

	December 31, 2004
	As Originally Reported	As Restated
Assets
Current assets:
Cash and cash equivalents	$80	$80
Trade accounts receivable	359	361
Inventories	490	499
Other current assets	49	44
Total current assets	978	984
Property, plant, and equipment, net	235	235
Goodwill	15	—
Other intangible assets, net	197	187
Deferred financing costs	23	23
Investments and other assets	35	40
Total assets	$1,483	$1,469
Liabilities and shareholders' equity
Current liabilities:
Cash pooling obligations	$—	$—
Accounts payable	212	208
Other accrued expenses	137	152
Accrued payroll and employee benefits	22	22
Notes payable and current portion of long term debt	15	15
Income taxes	—	—
Total current liabilities	386	397
Long-term debt	647	647
Deferred employee benefits and other noncurrent liabilities	20	20
Minority interest in consolidated subsidiaries	1	1
Total liabilities	1,054	1,065
Commitments and contingencies	—	—
Capital contributions	430	405
Minimum pension liability adjustment	—	—
Retained earnings (accumulated deficit)	(4)	(4)
Foreign currency translation adjustment		3
Shareholders' equity	429	404
Total liabilities and shareholders' equity	$1,483	$1,469

The Successor originally recorded the $74.5 million note as contributed equity on the statement of cash flows. Since this was a non cash transaction, the Company reduced the capital contribution by $74.5 million. In addition, the Company increased proceeds from long-term debt by $75 million for cash received from the off balance sheet receivable financing facility for the Acquisition, which had not been accounted for in the statement of cash flows.

The following table sets forth the impact of the adjustment discussed above on the consolidated statement of cash flows (Dollars in Millions):

	December 1, 2004 through December 31, 2004
	As Originally Reported	As Restated
Cash and cash equivalents at December 1, 2004	$44	$44
Net cash provided by operating activities	3	3
Net cash used in investing activities	(1,018)	(1,018)
Financing activities:
Short-term debt, net	(10)	(10)
Proceeds from long-term debt	650	725
Deferred financing costs	(19)	(19)
Capital contribution	430	355
Net cash provided by financing activities	1,051	1,051
Net increase in cash and cash equivalents	36	36
Cash and cash equivalents at December 31, 2004	$80	$80

As discussed above, these four control deficiencies resulted in either the restatement of the Company's audited financial statements as of December 31, 2004 and/or the Company's unaudited financial statements as of March 31, 2005 and/or adjustments to the unaudited interim consolidated financial statements as of June 30, 2005. The restatement of the Predecessor financial statements for the years ended December 31, 2002 and 2003 and the eleven month period ended November 30, 2004 to record a cash discount reserve required under generally accepted accounting principles did not result in a material change to the financial statements of any year. Otherwise, we have not restated and do not currently intend to restate any prior periods.

The Company acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in this letter;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this letter; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that these responses adequately address your comments. If you have any questions or additional comments or if you need any additional information, please do not hesitate to contact me at (734) 827-5430.

Very truly yours,
/s/ Steven E. Keller Steven E. Keller

cc: Vincent Pagano, Jr.

Enclosure

Exhibit A

The following reproduces Note 22 to the Company's financial statements as of December 31, 2004 and for the year then ended, included in the Company's Registration Statement. This note compares the previously recorded amounts.

Note 22.    Financial Information for Guarantors and Non-Guarantors

In connection with the Acquisition on November 30, 2004, Affinia issued $300 million of Notes to qualified institutional buyers and certain persons in offshore transactions. Affinia plans to register these Notes. The Notes are general obligations of Affinia and guaranteed by all of the wholly-owned domestic subsidiaries, excluding Beck/Arnley Worldparts Corp., and Affinia's direct parent, Affinia Group Intermediate Holdings, Inc. (referred to in the following tables as "Parent"). These guarantors jointly and severally guarantee Affinia's obligations under the Notes and represent full and unconditional general obligations of each guarantor. In the following tables, "Issuer" refers to Affinia and "Guarantors" refers to the subsidiary guarantors.

The following information presents combining and consolidating Statements of Income and Statements of Cash Flows for the years ended December 31, 2002 and 2003 and for the period from January 1, 2004 through November 30, 2004 and from December 1, 2004 through December 31, 2004 and combined and consolidating Balance Sheets as of December 31, 2003 and 2004. In addition to the effect of the restatement items discussed in Note 2, the financial statement information has been restated to reflect the application of the equity method of accounting by the Company with respect to its subsidiaries. The Company and its Predecessor previously reported investments in its subsidiaries on the cost method of accounting. These revisions have no income statement effect on the consolidated financial statements of the Company or its Predecessor. Following the financial statement information presented below are the previously reported amounts for selected line items in the consolidating financial information.

Exhibit A (continued)

Affinia Group Intermediate Holdings Inc.
Supplemental Guarantors
Combining Statement of Income Data
For the Year Ended December 31, 2002
(Dollars in Millions)

	Parent	Issuer	Guarantors	Non- Guarantors	Eliminations	Combined Total

Net sales	$—	$—	$1,443	$663	$(48)	$2,058
Cost of sales	—	—	1,171	533	(48)	1,656
Gross profit	—	—	272	130	—	402
Selling, general and administrative expenses	—	—	140	107	—	247
Restructuring charges	—	—	16	19	—	35
Operating profit	—	—	116	4	—	120
Other income, net	—	—	—	4	—	4
Interest expense	—	—	—	5	—	5
Income before taxes and minority interest	—	—	116	3	—	119
Income tax provision	—	—	41	15	—	56
Minority interest	—	—	—	(1)	—	(1)
Income (loss) before effect of change in accounting	—	—	75	(13)	—	62
Effect of change of accounting, net of tax	—	—	(6)	(16)	—	(22)
Equity in income (loss) of subsidiaries	—	—	67	(17)	(50)	—
Net income (loss)	$—	$—	$136	$(46)	$(50)	$40

As previously reported:
Equity in net income (loss) of subsidiaries	$—	$—	$—	$—	$—	$—
Net income (loss)	—	—	69	(29)	—	40

Exhibit A (continued)

Affinia Group Intermediate Holdings Inc.
Supplemental Guarantors
Combining Statement of Income Data
For the Year Ended December 31, 2003
(Dollars in Millions)

	Parent	Issuer	Guarantors	Non- Guarantors	Eliminations	Combined Total
Net sales	$—	$—	$1,384	$739	$(78)	$2,045
Cost of sales	—	—	1,135	618	(78)	1,675
Gross profit	—	—	249	121	—	370
Selling, general and administrative expenses	—	—	143	106	—	249
Restructuring charges	—	—	3	2	—	5
Operating profit	—	—	103	13	—	116
Other income, net	—	—	2	3	—	5
Interest expense	—	—	—	3	—	3
Income before taxes and minority interest	—	—	105	13	—	118
Income tax provision	—	—	40	9	—	49
Minority interest	—	—	—	(2)	—	(2)
Equity in income (loss) of subsidiaries	—	—	36	—	(36)	—
Net income	$—	$—	$101	$2	$(36)	$67

As previously reported:
Equity in net income (loss) if subsidiaries	$—	$—	$—	$—	$—	$—
Net income (loss)	—	—	65	2	—	67

Exhibit A (continued)

Affinia Group Intermediate Holdings Inc.
Supplemental Guarantors
Combining Statement of Income Data
For the Eleven Months Ended November 30, 2004
(Dollars in Millions)

	Parent	Issuer	Guarantors	Non- Guarantors	Eliminations	Combined Total

Net sales	$—	$—	$1,267	$739	$(56)	$1,950
Cost of sales	—	—	1,116	611	(56)	1,671
Gross profit	—	—	151	128	—	279
Selling, general and administrative expenses	—	—	133	99	—	232
Restructuring charges	—	—	—	2	—	2
Operating profit	—	—	18	27	—	45
Other income, net	—	—	1	3	—	4
Interest expense	—	—	—	2	—	2
Income before taxes and minority interest	—	—	19	28	—	47
Income tax provision	—	—	4	15	—	19
Equity in net income (loss) of subsidiaries	—	—	(26)	5	21	—
Net income	$—	$—	$(11)	$18	$21	$28

As previously reported:
Equity in net income (loss) if subsidiaries	$—	$—	$—	$—	$—	$—
Net income (loss)	—	—	14	13	—	27

Exhibit A (continued)

Affinia Group Intermediate Holdings Inc.
Supplemental Guarantors
Consolidating Statement of Income Data
For the Period December 1, 2004 through December 31, 2004
(Dollars in Millions)

	Parent	Issuer	Guarantors	Non- Guarantors	Eliminations	Consolidated Total

Net sales	$—	$—	$101	$59	$(4)	$156
Cost of sales	—	—	89	53	(4)	138
Gross profit	—	—	12	6	—	18
Selling, general and administrative expenses	—	(1)	(10)	(10)	—	(21)
Restructuring charges	—	—	—	—	—	—
Operating profit (loss)	—	(1)	2	(4)	—	(3)
Other income, net	—	—	—	2	—	2
Interest expense	—	(5)	—	—	—	(5)
Income (loss) before taxes and minority interest	—	(6)	2	(2)	—	(6)
Income tax provision (benefit)	—	(2)	1	(1)	—	(2)
Minority interest	—	—	—	—	—	—
Equity in net income (loss) of subsidiaries	(4)	—	(1)	—	5	—
Net income (loss)	$(4)	$(4)	$—	$(1)	$5	$(4)

As previously reported:
Equity in net income (loss) of subsidiaries	$—	$—	$—	$—	$—	$—
Net income (loss)	—	(4)	1	(1)	—	(4)

Exhibit A (continued)

Affinia Group Intermediate Holdings Inc.
Supplemental Guarantors
Combining Statement of Cash Flows Data
For the Year Ended December 31, 2002
(Dollars in Millions)

	Parent	Issuer	Guarantors	Non- Guarantors	Eliminations	Combined Total
Net cash flows — operating activities	$—	$—	$92	$63	$—	$155
Cash flows — investing activities:
Purchase of property, plant and equipment	—	—	(26)	—	—	(26)
Proceeds from sales of assets	—	—	1	3	—	4
Other	—	—	(14)	14	—	—
Net cash flows — investing activities	—	—	(39)	17	—	(22)
Cash flows — financing activities:
Net change in short-term debt	—	—	—	5	—	5
Net transactions with Dana	—	—	(53)	(72)	—	(125)
Net cash flows — financing activities	—	—	(53)	(67)	—	(120)

Net increase in cash and cash equivalents	—	—	—	13	—	13
Cash and cash equivalents — beginning of period	—	—	—	25	—	25
Cash and cash equivalents — end of period	$—	$—	$—	$38	$—	$38

Reconciliation of net income (loss) to net cash flows from operating activities
Net income (loss)	$—	$—	$136	$(46)	$(50)	$40
Depreciation and amortization	—	—	24	22	—	46
Deferred income taxes	—	—	(11)	19	—	8
Gains on asset sales	—	—	—	(2)	—	(2)
Effect of change in accounting	—	—	7	15	—	22
Asset impairment	—	—	16	4	—	20
Equity in subsidiaries	—	—	(67)	17	50	—
Change in accounts receivable	—	—	(34)	19	—	(15)
Change in inventories	—	—	(8)	10	—	2
Change in other operating assets	—	—	5	(9)	—	(4)
Change in operating liabilities	—	—	10	16	—	26
Other	—	—	14	(2)	—	12
Net cash flows — operating activities	$—	$—	$92	$63	$—	$155

As previously reported:
Net income	$—	$—	$69	$(29)	$—	$40
Equity in subsidiaries	—	—	—	—	—	—

Exhibit A (continued)

Affinia Group Intermediate Holdings Inc.
Supplemental Guarantors
Combining Statement of Cash Flows Data
For the Year Ended December 31, 2003
(Dollars in Millions)

	Parent	Issuer	Guarantors	Non- Guarantors	Eliminations	Combined Total
Net cash flows — operating activities	$—	$—	$122	$(7)	$—	$115
Cash flows — investing activities:
Purchase of property, plant and equipment	—	—	(25)	(19)	—	(44)
Proceeds from sales of assets	—	—	1	6	—	7
Other	—	—	(1)	1	—	—
Net cash flows — investing activities	—	—	(25)	(12)	—	(37)
Cash flows — financing activities:
Net change in short-term debt	—	—	—	(1)	—	(1)
Net transactions with Dana	—	—	(97)	28	—	(69)
Net cash flows — financing activities	—	—	(97)	27	—	(70)
Net increase in cash and cash equivalents	—	—	—	8	—	8
Cash and cash equivalents — beginning of period	—	—	—	38	—	38
Cash and cash equivalents — end of period	$—	$—	$—	$46	$—	$46
Reconciliation of net income to net cash flows from operating activities
Net income	$—	$—	$101	$2	$(36)	$67
Depreciation and amortization	—	—	21	25	—	46
Deferred income taxes	—	—	—	(9)	—	(9)
Gains on asset sales	—	—	(1)	(2)	—	(3)
Equity in subsidiaries	—	—	(36)	—	36	—
Change in accounts receivable	—	—	8	3	—	11
Change in inventories	—	—	18	(8)	—	10
Change in other operating assets	—	—	7	(8)	—	(1)
Change in operating liabilities	—	—	1	(15)	—	(14)
Other	—	—	3	5	—	8
Net cash flows — operating activities	$—	$—	$122	$(7)	$—	$115

As previously reported:
Net income	$—	$—	$65	$2	$—	$67
Equity in subsidiaries	—	—	—	—	—	—

Exhibit A (continued)

Affinia Group Intermediate Holdings Inc.
Supplemental Guarantors
Consolidating Statement of Cash Flows Data
For the Eleven Months Ended November 30, 2004
(Dollars in Millions)

	Parent	Issuer	Guarantors	Non- Guarantors	Eliminations	Combined Total
Net cash flows — operating activities	$—	$—	$37	$(44)	$—	$(7)
Cash flows — investing activities:
Purchase of property, plant and equipment	—	—	(20)	(24)	—	(44)
Proceeds from sales of assets	—	—	1	5	—	6
Other	—	—	—	1	—	1
Net cash flows — investing activities	—	—	(19)	(18)	—	(37)
Cash flows — financing activities:
Net change in short-term debt	—	—	—	(19)	—	(19)
Net transactions with Dana	—	—	(14)	75	—	61
Net cash flows — financing activities	—	—	(14)	56	—	42
Net increase (decrease) in cash and cash equivalents	—	—	4	(6)	—	(2)
Cash and cash equivalents — beginning of period	—	—	—	46	—	46
Cash and cash equivalents — end of period	$—	$—	$4	$40	$—	$44

Reconciliation of net income to net cash flows from operating activities
Net income	$—	$—	$(11)	$18	$21	$28
Depreciation and amortization	—	—	21	20	—	41
Impairment of assets	—	—	1	—	—	1
Deferred income taxes	—	—	3	(31)	—	(28)
Losses (gains) on asset sales	—	—	1	(3)	—	(2)
Equity in subsidiaries	—	—	26	(5)	(21)	—
Change in accounts receivable	—	—	22	(14)	—	8
Change in inventories	—	—	(20)	(17)	—	(37)
Change in other operating assets	—	—	(32)	2	—	(30)
Change in operating liabilities	—	—	10	(11)	—	(1)
Other	—	—	16	(3)	—	13
Net cash flows — operating activities	$—	$—	$37	$(44)	$—	$(7)

As previously reported:
Net cash flows — operating activities	$—	$—	$42	$(44)	$—	$(2)
Net cash flows — investing activites	—	—	(24)	(18)	—	(42)
Net cash flows — financing activites	—	—	(14)	56	—	42
Net income (loss)	—	—	14	13	—	27
Equity in subsidiaries	—	—	—	—	—	—

Exhibit A (continued)

Affinia Group Intermediate Holdings Inc.
Supplemental Guarantors
Consolidating Statement of Cash Flows Data
For the One Month Ended December 31, 2004
(Dollars in Millions)

	Parent	Issuer	Guarantors	Non- Guarantors	Eliminations	Consolidated Total

Net cash flows — operating activities	$—	$13	$1	$(11)	$—	$3
Cash flows — investing activities:
Acquisition of Dana Automotive Aftermarket	—	(1,016)	—	—	—	(1,016)
Purchase of property, plant and equipment	—	—	(2)	(1)	—	(3)
Proceeds from sales of assets	—	—	1	—	—	1
Net cash flows — investing activities	—	(1,016)	(1)	(1)	—	(1,018)
Cash flows — financing activities:
Net change in short-term debt	—	(10)	—	—	—	(10)
Proceeds from long term debt	—	725	—	—	—	725
Deferred financing costs	—	(19)	—	—	—	(19)
Capital contributions	—	355	—	—	—	355
Net cash flows — financing activities	—	1,051	—	—	—	1,051
Net increase (decreases) in cash and cash equivalents	—	48	—	(12)	—	36
Cash and cash equivalents — beginning of period	—	—	—	44	—	44
Cash and cash equivalents — end of period	$—	$48	$—	$32	$—	$80
Reconciliation of net income (loss) to net cash flows from operating activities
Net income (loss)	$(4)	$(4)	$—	$(1)	$5	$(4)
Depreciation and amortization	—	—	3	1	—	4
Equity in subsidiaries	4	—	1	—	(5)	—
Deferred income taxes	—	—	—	(8)	—	(8)
Change in accounts receivable	—	—	10	(18)	—	(8)
Change in inventories	—	—	(6)	2	—	(4)
Change in other operating assets	—	—	(42)	45	—	3
Change in operating liabilities	—	17	35	(38)	—	14
Other	—	—	—	6	—	6
Net cash flows — operating activities	$—	$13	$1	$(11)	$—	$3
As previously reported:
Net cash flows — investing activities	$—	$(1,016)	$(1)	$(1)	$—	$(1,018)
Net cash flows — financing activities	—	1,051	—	—	—	1,051
Net income (loss)	—	(4)	1	(1)	—	(4)
Equity in subsidiaries	—	—	—	—	—	—

Exhibit A (continued)

Affinia Group Intermediate Holdings Inc.
Supplemental Guarantors
Combining Balance Sheet Data
December 31, 2003
(Dollars in Millions)

	Parent	Issuer	Guarantors	Non- Guarantors	Eliminations	Combined Total
Assets
Current assets:
Cash and cash equivalents	$—	$—	$—	$46	$—	$46
Accounts receivable	—	—	250	130	—	380
Inventories	—	—	265	186	—	451
Other current assets	—	—	53	55	—	108
Total current assets	—	—	568	417	—	985
Goodwill, net	—	—	28	3	—	31
Investments and other assets	—	—	7	10	—	17
Intercompany investments	—	—	14	42	(56)	—
Property, plant and equipment, net	—	—	143	137	—	280
Total assets	$—	$—	$760	$609	$(56)	$1,313

Liabilities and Combined Equity
Current liabilities:
Cash pooling obligations	$—	$—	$1	$22	$—	$23
Accounts payable	—	—	99	103	—	202
Accrued payroll and benefits	—	—	16	14	—	30
Other accrued liabilities	—	—	58	31	—	89
Taxes on income	—	—	37	4	—	41
Total current liabilities	—	—	211	174	—	385
Deferred employee benefits and other noncurrent liabilities	—	—	88	12	—	100
Minority interest in consolidation subsidiaries	—	—	—	6	—	6
Total liabilities	—	—	299	192	—	491
Combined Equity	—	—	461	417	(56)	822
Total liabilities and equity	$—	$—	$760	$609	$(56)	$1,313

As previously reported:
Current assets	$—	$—	$571	$417	$—	$988
Intercompany investment	—	—	14	42	(56)	—
Total assets	—	—	763	609	(56)	1,316
Combined equity	—	—	464	417	(56)	825

Exhibit A (continued)

Affinia Group Intermediate Holdings Inc.
Supplemental Guarantors
Consolidating Balance Sheet Data
December 31, 2004
(Dollars in Millions)

	Parent	Issuer	Guarantors	Non- Guarantors	Eliminations	Combined Total
Assets
Current assets:
Cash and cash equivalents	$—	$48	$—	$32	$—	$80
Accounts receivable	—	16	195	150	—	361
Inventories	—	—	297	202	—	499
Other current assets	—	2	1	41	—	44
Total current assets	—	66	493	425	—	984
Investments and other assets	—	23	191	36	—	250
Intercompany investments	404	936	393	156	(1,889)	—
Intercompany receivables	—	—	—	—	—	—
Property, plant and equipment, net	—	—	121	114	—	235
Total assets	$404	$1,025	$1,198	$731	$(1,889)	$1,469

Liabilities and Equity
Current liabilities:
Notes payable	$—	$3	$—	$12	$—	$15
Accounts payable	—	—	87	121	—	208
Accrued payroll and employee benefits	—	2	6	14	—	22
Other accrued liabilities	—	23	73	56	—	152
Taxes on income	—	(2)	4	(2)	—	—
Total current liabilities		26	170	201	—	397
Deferred employee benefits and other noncurrent liabilities	—	—	—	20	—	20
Long-term debt	—	647	—	—	—	647
Minority interest in consolidation subsidiaries	—	—	—	1	—	1
Total liabilities	—	673	170	222	—	1,065
Consolidated equity	404	352	1,028	509	(1,889)	404
Total liabilities and equity	$404	$1,025	$1,198	$731	$(1,889)	$1,469

As previously reported:
Current assets	$—	$66	$482	$430	$—	$978
Intercompany investment	—	1,260	—	—	(1,260)	—
Total assets	—	1,087	998	658	(1,260)	1,483
Combined equity	—	429	824	436	(1,260)	429